Bullfrog Gold Corp.
897 Quail Run Drive
Grand Junction, CO 81505

May 29, 2013

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:	Mr. John Reynolds, Assistant Director
Mr. James Lopez
Mr. Ronald E. Alper

Re:	Bullfrog Gold Corp. Registration Statement on Form S-1 Filed September 24, 2012 File No. 333-184071 Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Bullfrog Gold Corp. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-184071), originally filed with the Commission on September 24, 2012,  as amended.

No securities were sold or will be sold under the Registration Statement. The Registrant may in the future rely on Rule 155(c) for subsequent private offerings of its securities and utilize the “Safe Harbor” from integration provided by Rule 155. The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account to be offset against the filing fee for the filing of any future registration statement or registration statements.

Please address any questions you may have to Harvey J. Kesner, Esq. at Sichenzia Ross Friedman Ference LLP, 61 Broadway, 32nd Floor, New York, NY 10006, telephone number (212) 930-9700, facsimile number (212) 930-9725.

Thank you for your assistance with this matter.

Sincerely,

Bullfrog Gold Corp.

By:	/s/ David Beling
David Beling, Chief Executive Officer